Register n° 82-34975

Münchener Rück
Munich Re Group

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate [redacted]
Finance
Attn. Ms. Mary Cascio
100 F Street. NE
Washington, DC 20549

USA

08000822

SUPPL

Central Division Group Legal
Queries to Mr. Dr. Mörlein

Tel.: +49 (89) 3891-9853
Fax: +49 (89) 3891-79853

Date: 14 February 2008
E-mail: wmoerlein@munichre.com

Dear Ms. Cascio,

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Exemption under Rule 12g3-2(b) of the Securities Exchange Act of 1934
Registration No. 82 - 34975

Enclosed you will find copies of

- our press release about preliminary figures, share buy-back, subprime and renewals dated 30 January 2008
- the notifications relating to holding of voting rights 2008 (Articles 21 and 26 WpHG)and
- the publication and notification of Transactions in Accordance with section 15a of the WpHG

Yours sincerely,

Münchener Rückversicherungs-Gesellschaft
Group Legal 1.2

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München
Königinstraße 107, 80802 München
Sitz der Gesellschaft: München
Amtsgericht München, HRB 42039

Letters: 80791 München
Tel.: +49 (89) 3891-0
Fax: +49 (89) 3990-56
E-mail: info@munichre.com
http://www.munichre.com

Vorsitzender des Aufsichtsrats: Dr. Hans-Jürgen Schinzler
Vorstand: Dr. Nikolaus von Bomhard, Vorsitzender;
Dr. Ludger Arnoldussen, Dr. Thomas Blunck,
Georg Daschner, Dr. Torsten Jeworrek, Dr. Peter Röder,
Dr. Jörg Schneider, Dr. Wolfgang Strassl

Reg no 82-34975

Münchener Rück
Munich Re Group

Publication and Notification of Transactions in Accordance with section 15a of the WpHG (German securities trading law)

Securities trading subject to reporting requirements - Directors' dealings

First name/Surname	Function/Status	Financial instrument and ISIN	Type of transaction	Data of transaction	Price/ Currency	No. of items	Total amount traded	Venue (stock exchange)	Further information (derivatives)			
									underlying instrument	price multiplier	strike price	maturity
Dr. Nikolaus von Bomhard	Chairman of the Board of Management	Munich Re share DE 000 8430026	Purchase	12.02.2008	110.00 €	2,690	295,900.00 €	XETRA				
Dr. Ron Sommer	Member of the Supervisory Board	Bonuszertifikat DE000CM17127	Sale	30.05.2007	138.32 €	500	69,160.00 €	Börse Stuttgart	Munich Re share DE 000 8430026	1	138.32 €	07.08.2007
Dr. Jörg Schneider	Member of the Board of Management	Munich Re share DE 000 8430026	Purchase	14.03.2007	114.00 €	8	912.00 €	XETRA				
Dr. Jörg Schneider	Member of the Board of Management	Munich Re share DE 000 8430026	Purchase	14.03.2007	113.99 €	992	113,078.08 €	XETRA				
Dr. Nikolaus von Bomhard	Chairman of the Board of Management	Munich Re share DE 000 8430026	Purchase	05.03.2007	115.20 €	2,000	230,400.00 €	XETRA				
Dr. Nikolaus von Bomhard	Chairman of the Board of Management	Munich Re share DE 000 8430026	Purchase	05.03.2007	115.66 €	700	80,962.00 €	XETRA				
Dr. Nikolaus von Bomhard	Chairman of the Board of Management	Munich Re share DE 000 8430026	Purchase	05.03.2007	115.82 €	1,610	186,470.20 €	XETRA				
Dr. Wolfgang Strassl	Member of the Board of Management	Munich Re share DE 000 8430026	Purchase	05.03.2007	115.18 €	172	20,012.07 €	XETRA				
Georg Daschner	Member of the Board of Management	Munich Re share DE 000 8430026	Purchase	02.03.2007	117.70 €	850	100,045.00 €	XETRA				
Dr. Ludger Arnoldussen	Member of the Board of Management	Munich Re share DE 000 8430026	Purchase	02.03.2007	119.68 €	661	79,108.48 €	XETRA				

Dr. Ludger Amoldussen	Member of the Board of Management	Munich Re share DE 000 8430026	Purchase	02.03.2007	119.69 €	179	21,424.51 €	XETRA
Dr. Albrecht Schmidt	Member of the Supervisory Board	Munich Re share DE 000 8430026	Purchase	01.03.2007	120.9611 €	1,653	199,948.77 €	XETRA

Reg n° 82-34925

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

Münchener Rück
Munich Re Group

for the press

Person to contact:
Dr. jur. Christian Lawrence
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-54 00
E-mail: clawrence@munichre.com
http://www.munichre.com

30.01.2008

30 January 2008

Press release

Munich Re Group: Record profit of €3.9bn expected for 2007 on the basis of key preliminary figures / Board of Management to propose dividend of €5.50 (previous year: €4.50) per share / Share buy-back tranche completed early: 15 million shares with a volume of €2bn acquired since May 2007 / "Subprime" expenses of less than €10m in fourth quarter / Renewals in property-casualty reinsurance at 1 January 2008: Munich Re continuing to compete successfully / Positive development in new life business in primary insurance

On the basis of key preliminary figures, Munich Re clearly surpassed its previous profit targets for 2007, achieving a fourth record result in succession of €3.9bn (previous year: €3.5bn). The Group thus even exceeded its increased profit guidance of €3.5–3.8bn published in August 2007. "With this outstanding result, our shareholders are again reaping the rewards of our strategy with primary insurance and reinsurance under one roof", said CFO Jörg Schneider.

Subject to the approval of the Supervisory Board, the dividend proposal of the Board of Management at the Annual General Meeting will be €5.50 (4.50) per share, which would – given the number of shares currently entitled to a dividend – result in an overall payout of around €1,124m (988m) to shareholders. The share buy-back of over €2bn launched in May 2007 has already been concluded. More than 15 million shares were acquired at an average price of €131.96. This means that in the past 14 months, a total of €3bn has been returned to shareholders through share buy-backs. As announced in May 2007, further shares with a volume at of least €3bn are to be repurchased by 2010, at least €1bn of these by the 2009 Annual General Meeting.

US mortgage crisis and turbulence on the stock exchanges:
Munich Re's prudent investment policy pays off

The crisis in the US subprime mortgage market and the subsequent turbulence on the global credit and financial markets has resulted in relatively low expenses for Munich Re in 2007.

The Group with its fixed income portfolio is only affected to a small extent by the upheavals on the credit markets. "Our prudent investment policy and healthy scepticism towards excesses in individual markets have proved justified", said Schneider.

In the fourth quarter, the Group recorded disposal losses of under €10m on financial instruments with exposure to the US subprime mortgage segment. Disposals have reduced the Group's portfolio of subprime-exposed investments to €0.34bn (30 September 2007: €0.37bn), or less than 0.2% of the overall investment portfolio. Up to 30 September 2007, subprime-related write-downs and disposal losses had resulted in expenses of around €150m. The burdens were thus within the expected range given by Schneider.

Risks from bonds guaranteed by US bond insurers ("wrapped bonds") are also relatively small for the Munich Re Group. Of the €0.32bn which the Group holds in such investments as at 31 December 2007, 80% is invested in communal bonds and 20% in corporate bonds and structured financing. The securities in question would be barely impaired in value even without a guarantee from the bond insurers, so that at most only a very low two-digit million write-down would have to be made. The Munich Re Group stopped reinsuring credit enhancement business as far back as 2003, and the portfolio in run-off has not exhibited any problems so far.

Munich Re's conservative investment policy is also reflected in its portfolio of fixed-interest investments, including short-term items, totalling approximately €135bn: a good 45% of these are government bonds or similarly secure instruments for which public institutions are liable. Around 30% are securities and debt instruments with top-quality collateralisation, mainly German pfandbriefs. Nearly 20% are corporate or bank bonds or deposits with banks, all with very good ratings. Only 4% (€5.5bn) of the fixed-interest investments are structured credit products, of which only €0.34bn – as stated above – have subprime exposure.

"We have a well-balanced investment portfolio", said Schneider. "Our restraint with regard to credit risks in recent years, because risk spreads were completely inadequate, is now paying off for us. Therefore, it is all the better that we have hedged ERGO against the fall in interest rates."

In insurance business, the Group has received only provisional loss notifications in connection with the subprime crisis, without any specific claims data, so it is still too early for a sound estimate. Liability insurance in particular (both D&O and professional indemnity) could be affected by lawsuits against financial institutions. Munich Re has made the necessary provision for this in its 2007 financial statements.

Renewals in property-casualty reinsurance at 1 January 2008:
Munich Re continuing to compete successfully

At 1 January 2008, about two-thirds of the Munich Re Group's treaty business (i.e. without facultative reinsurance) in property-casualty reinsurance was up for renewal. This corresponds to a premium volume of around €8.5bn.

The market is characterised by ever greater competition. Price increases in recent years have improved the financial strength of many companies. There has been sufficient capacity available in the market, causing prices in different classes of business to come under mounting pressure. Nevertheless, the majority of reinsurers have remained disciplined, contrary to several market players' expectations. Given the generally improved capital situation of many companies, as well as various mergers and acquisitions in the insurance industry, the trend

.towards higher retentions among cedants has continued.

Munich Re succeeded in limiting the average price erosion in renewed business to a very satisfactory 2.8%. Board member Torsten Jeworrek: "The renewals are a success for us. In the current highly competitive environment, we consistently adhered to our strategy of writing business only at risk-adequate prices, terms and conditions. Thanks to our high underwriting competence, the intelligent use of sales channels and our good client relationships, our portfolio still has a high earnings potential after the renewals."

Treaties with a total premium volume of €1.2bn were not renewed, but the Group was able to partially make up for this business in more attractive segments. Growth areas mainly include fields in which Munich Re distinguishes itself from the mass of its competitors through its outstanding risk expertise or particular client access. The growth initiatives launched as part of Munich Re's Changing Gear programme have borne fruit in this regard – for instance in business placed via Managing General Agents (MGAs) and microinsurance. Altogether, the renewals resulted in a 4% decline in premium volume (to €8.1bn) from renewal business, also owing to the planned reduction of a major individual treaty relationship.

In property reinsurance, there were only minor price fluctuations in personal lines business and agricultural reinsurance, whereas prices in industrial lines business declined appreciably. Where natural hazard events (especially Winter Storm Kyrill) had given rise to losses, prices were stable and even rose to some extent.

In a number of primary insurance markets, such as the UK, the prices for motor business increased, which had a positive effect on the proportional reinsurance of this business. In non-proportional motor business, rates remained generally stable or rose where claims inflation had resulted in high losses in the past (e.g. in the UK and France).

"We are proud of how successfully we have exploited our competitive advantage. Thanks to our excellent underwriting, intelligent marketing and outstanding client relationships, we strengthened our position in areas where others do not have access. This gives us the equanimity to continue resolutely taking any steps that may be necessary in highly competitive segments", said Jeworrek. "It is also gratifying that many markets are increasingly coming round to the view that better quality and greater security justify a higher price, which benefits a quality reinsurer like Munich Re."

Primary insurance: Positive development in new life business

In primary insurance, new life business developed favourably, especially in Germany towards the end of the year. Overall, ERGO's German and international new business grew by 3.7% to €1.9bn. In Germany, growth amounted to 5.0%, the total premium written being €1.6bn (1.5bn). The trend observed for some time throughout the market that single-premium business is growing more strongly, whereas new regular-premium business is stagnating or even receding, was again confirmed in 2007, though the figure for 2006 had been "inflated" by the third subsidisation stage for Riester policies. Adjusted to eliminate this underlying effect, new business rose by 9.3%. The fourth and last Riester subsidisation stage followed at the beginning of 2008. Persons qualifying for subsidisation can now invest up to 4% of their gross income, or a maximum of €2,100 per year, towards old-age provision by taking out state-subsidised Riester pension policies. ERGO therefore expects a strong one-off effect from new regular-premium business this year.

The very favourable development of new business in company pensions and unit-linked life insurance is particularly gratifying, with unit-linked life and annuity insurance growing by over 50%. Company pension business – one of ERGO's target lines in life insurance – also expanded significantly. New business was 26.6% higher in 2007 than in the previous year.

New international business decreased minimally by 3.7% to €277m (287m), the reason being ERGO's planned reduction of single-premium business in Italy. In contrast, there was substantial growth in regular-premium volume (+24.8%), most importantly for new business concluded by the ERGO companies in Poland and the Baltic States. The new business growth recorded by Vorsorge Luxemburg, a company specialised in unit-linked life insurance, was also strong.

Note:

Munich Re will provide extensive information on its reinsurance strategy at the forthcoming Investors' Day for property-casualty reinsurance (19 February 2008).

As planned, details of Munich Re's provisional figures for the 2007 financial year will be published on 25 February 2008.

The **Munich Re Group** operates worldwide, turning risk into value. In the financial year 2006, it achieved a profit of €3,519m, the highest since the company was founded in 1880, on premium income of approximately €37bn. The Group operates in all lines of business, with around 37,000 employees at over 50 locations throughout the world and is characterised by particularly pronounced diversification, client focus and earnings stability. With premium income of around €22bn from reinsurance alone, it is one of the world's leading reinsurers. Its primary insurance operations are mainly concentrated in the ERGO Insurance Group. With premium income of almost €17bn, ERGO is one of the largest insurance groups in Europe and Germany. It is the market leader in Europe in health and legal expenses insurance, and 33 million clients in 25 countries place their trust in the services and security it provides. The global investments of the Munich Re Group amounting to €177bn are managed by MEAG, which also makes its competence available to private and institutional investors outside the Group.

Note for editorial departments:
In case of enquiries, please contact Dr. Christian Lawrence on +49 (89) 38 91-54 00 or Johanna Weber on +49 (89) 38 91-26 95 or Anke Rosumek on +49 (89) 38 91-23 38).

Munich, 30 January 2008

Münchener Rückversicherungs-Gesellschaft
signed Dr. Schneider signed Dr. Lawrence

Reg n° 82-34975

Münchener Rück
Munich Re Group

Notifications relating to holding of voting rights 2008

Here is a list and brief summary of the Notifications relating held to date

Dates **Notification relating**

1 February 2008

Release of a Voting Rights announcement according to Article 21 WpHG [German Securities Trading Act]

WKN 843002
ISIN DE0008430026

On 31 January 2008, Allianz SE, Munich, Germany, informed us in accordance with Section 21, para. 1 of the German Securities Trading Act (WpHG) that its share of the voting rights in our company had exceeded the threshold of 3% on 28 January 2008 and totalled 3.0542% on that date (this corresponds to 6,654,760 voting rights). 3.0496% of these voting rights (this corresponds to 6,644,745 voting rights) are attributable to Allianz SE in accordance with Section 22, para. 1, sentence 1, item 1 of the WpHG and 0.0046% (this corresponds to 10,015 voting rights) are attributable to Allianz SE in accordance with Section 22, para. 1, sentence 1, item 6 of the WpHG.

Furthermore, Allianz SE informed us in accordance with Section 21, para. 1 of the WpHG in conjunction with Section 24 of the WpHG as follows: The share of the voting rights of AZ-Arges Vermoegensverwaltungsgesellschaft mbH, Koeniginstrasse 28, 80802 Munich, in our company had ex ceeded the threshold of 3% on 30 January 2008 and amounted to 3.05% on that date (this corresponds to 6,637,739 voting rights).

Munich, 1 February 2008

The Board of Management

16 January 2008

Release of a Voting Rights announcement according to Article 21 WpHG [German Securities Trading Act]

WKN 843002
ISIN DE0008430026

On 14 January 2008, Allianz SE, Munich, Germany, informed us in accordance with Section 21, para. 1 of the German Securities Trading Act (WpHG) that its share of the voting rights in our company had fallen below the threshold of 3% on 9 January 2008 and totalled 2.9362% on that date (this corresponds to 6,397,660 voting rights). 2.9316% of these voting rights (this corresponds to 6,387,645 voting rights) are attributable to Allianz SE in accordance with Section 22, para. 1, sentence 1, item 1 of the WpHG and 0.0046% (this corresponds to 10,015 voting rights) are attributable to Allianz SE in accordance with Section 22, para. 1, sentence 1, item 6 of the WpHG.

Furthermore, Allianz SE informed us in accordance with Section 21, para. 1 of the WpHG in conjunction with Section 24 of the WpHG as follows: The share of the voting rights of AZ-Arges Vermoegensverwaltungsgesellschaft mbH, Koeniginstrasse 28, 80802 Munich, in our company had fallen below the threshold of 3% on 9 January 2008 and amounted to 2.68% on that date (this corresponds to 5,846,539 voting rights).

Munich, 16 January 2008

The Board of Management

14 January

Release of a Voting rights announcement according to Section 26 para. 1 sentence 2 WpHG [German Securities Trading Act] (Own shares)

2008 WKN 843002
ISIN DE0008430026

On 11 January 2008, Muenchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich, Germany, exceeded the threshold of 5% in own shares and as of this date held 5.27% (this corresponds to 11,491,023 shares). Of these shares, 0.71% (this corresponds to 1,556,358 shares) are held through a person acting in his own name but on behalf of Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München.

Munich, 14 January 2008

The Board of Management

>> Notifications relating to holding of voting rights 2007

END